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Filed by Leonardo DRS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: RADA Electronics Industries Ltd.
Commission File No. 000-15375
Date: October 11, 2022

PRESS RELEASE

Leonardo DRS Awarded $579 Million Contract for Advanced Thermal Weapon Sights

FOR IMMEDIATE RELEASE:

ARLINGTON, VA, OCTOBER 10, 2022 – Leonardo DRS, Inc. ("DRS") announced today that it has received a contract to produce its next-generation thermal weapon sights for the U.S. Army. The firm-fixed-price contract from the U.S. Army Contracting Command is valued at $579 million over five years.

The Leonardo DRS Electro-Optical Infrared Systems (EOIS) business will produce advanced Family of Weapons Sights – Individual (FWS-I) systems for its U.S. Army customer. Using DRS' uncooled thermal imaging technology, FWS-I is a stand-alone, clip-on weapon sight that connects wirelessly to helmet-mounted vision systems including the enhanced night vision goggle binoculars (ENVG-B) and the next-gen integrated visual augmentation system (IVAS) and provides rapid target acquisition capabilities to the soldier. It gives users the ability to acquire targets day or night and in smoke or fog, which provides strategic and tactical advantages to the soldier.

The contract was originally awarded on April 28, 2022.

"We are proud to continue to provide this cutting-edge technology that ensures our soldiers will have the most advanced weapon sight systems on the battlefield today, and well into the future," said Jerry Hathaway, senior vice president and general manager of the Leonardo DRS Electro-Optical Infrared Systems business. "We have a long history of supplying the Army with advanced Electro-Optic and Infrared (EOIR) technologies, and this award will help to keep soldiers safe and better ensure their mission is accomplished," he said.

At the core of the technology is decades of Leonardo DRS experience in the uncooled thermal weapon systems field. The FWS-I employs a proprietary vanadium oxide micro-electromechanical focal plane array that requires no visible light to operate.

The Leonardo DRS EOIS business is part of the advanced sensing and computing segment, which has an extensive installed base across the U.S. military. Advanced Sensing technology is a key strategic focus for Leonardo DRS as the company integrates its world-leading sensing and computing technologies for the men and women of the U.S. armed forces.

Production of the Family of Weapon Sight-Individual will be in the company's Electro-Optical Infrared Systems facility Melbourne, Florida.

About Leonardo DRS Leonardo DRS, Inc., headquartered in Arlington VA, develops and manufactures advanced defense products for the U.S. military, intelligence agencies and allies around the world. The company’s broad technology portfolio focuses on advanced sensing, network computing, force protection, and electrical power and propulsion, as well as a range of key defense priorities. Our innovative people are leading the way in developing disruptive technologies for autonomous, dynamic, interconnected, and multi-domain capabilities to defend against new and emerging threats. See how we are shaping the battlefield of tomorrow at www.LeonardoDRS.com. _____________________________________________________________________________________________ On June 21, 2022, DRS and RADA Electronic Industries Ltd. (NASDAQ & TASE: RADA) announced an all-stock merger transaction. Upon completion, RADA will become a wholly- owned subsidiary of DRS and the combined company plans to be listed on [the Nasdaq] and on the TASE under the ticker symbol “DRS”. This communication contains statements that constitute “forward-looking statements,” including with respect to the proposed merger of Leonardo DRS, Inc. (“DRS”) and RADA Electronic Industries Limited (“RADA”) and its impact, if completed, on the combined company’s business. Forward-looking statements are subject to numerous conditions, many of which are beyond our control. Neither RADA nor DRS undertake any obligation to update these statements, except as required by law. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT FORWARD-LOOKING STATEMENTS NO OFFER OR SOLICITATION DRS has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 with the SEC on August 3, 2022, which was thereafter amended (on September 2, 2022 and September 9, 2022) and declared effective on September 13, 2022, which includes a prospectus of DRS, and certain other documents in connection with the transaction. DRS and RADA may also file or furnish with the SEC other documents regarding the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed or furnished, will be available free of charge at the SEC's website at www.sec.gov. Alternatively, stockholders will be able to obtain free copies of the registration statement, prospectus and other documents which have been or will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538-0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS.

2345 Crystal Drive Suite 1000 Arlington, VA 22202 Press Office Tel 703.416.8000 www.drs.com mmount@drs.com PRESS RELEASE Contacts: RADA Investor Relations Contact Ehud Helft EK Global Investor Relations +1 212 378 8040 rada@ekgir.com DRS Investor Relations Contact Cody Slach or Jeff Grampp, CFA Gateway Group +1 949 574 3860 DRS@GatewayIR.com DRS Media Contact Michael Mount Vice President, Communications and Public Affairs +1 571 447 4624 mmount@drs.com